
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

January 30, 2009

Mail Stop 3561

By Facsimile and U.S. Mail

Mr. Jeffrey Noddle
Chairman and Chief Executive Officer
SUPERVALU, Inc.
11840 Valley View Road
Eden Prairie, MN 55344

> **Re:** **SUPERVALU, Inc.**
> **Form 10-K for the Fiscal Year Ended February 23, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 14, 2008,**
> **September 6, 2008, and November 29, 2008**
> **File No. 1-5418**

Dear Mr. Noddle:

We have reviewed your supplemental response letters dated December 17, 2008 and January 16, 2009 as well as your filings and have the following comments. As noted in our comment letter dated November 10, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended February 23, 2008

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 17 – Segment Information, page F-43

1.   We note your response to our prior comment one. Your response presents two approaches that you believe your retail food business may be viewed using the guidance provided in SFAS 131. The two approaches are: (1) five retail operating segments with regional managers reporting to the CODM; or (2) one Retail Food operating segment with the CODM also acting as the segment manager for Retail Food. In addition, you state you do not believe the facts and circumstances clearly suggest one approach is more correct than the other. However, you represent that the CODM manages the retail

food operations using a regional management structure wherein your retail food operations are presented as Retail West, Retail Midwest, Retail East, Sav-A-Lot and Bristol Farms. It appears each of the five retail regions meet the requirements of an operating segment as defined in paragraph 10. If you do not believe the five retail regions are operating segments, please advise. Otherwise, please revise to provide the disclosures required by paragraph 26(a) of SFAS 131 identifying whether operating segments have been aggregated into a reportable segment, whether the operating segments are based on regions or store formats for example, and the basis, such as EBIT as a percent of sales, for your position to aggregate operating segments. Please show us what your disclosures will look like revised.

2.   We note the graphs on pages 8 through 10 of the supplemental information and related discussion reaffirming your belief that the five retail operating segments meet the requirements of paragraph 17 for aggregation. Where you determine aggregation of operating segments into a reportable segment is appropriate, please revise your disclosure to specifically state the operating segments have been aggregated because they have similar economic characteristics and are expected to have similar long-term financial performance in the future and identify the operating segments aggregated.

Form 10-Q for the fiscal quarter ended November 29, 2008

Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Goodwill and Intangible Assets, page 10

3.   We have reviewed the supplemental information and response to our prior comment three as well as your disclosure relating to the $3.3 billion impairment charge to goodwill and intangible assets recorded during the fiscal quarter ended November 29, 2008.   Please tell us the amount of goodwill allocated to each reporting unit prior to your $3 billion adjustment. It appears your schedules on SVU 1030 and 1031 relate only to the east and west regions. Please explain how much of the $3 billion charge is being allocated to each of the four significant retail operating regions, or tell us the specific regions that are included in Schedule 1030 and 1031. Further, in light of the 4% decline in supply chain net sales during the most recent quarter due to competition and a decision by a national retailer to operate their store distribution function on a prospective basis, please tell us what evaluation and analysis was performed of the fair value of the supply chain segment for potential goodwill impairment as of November 29, 2008, due to competitive risks and the potential of greater self-distribution by existing customers.

4.   We note from your disclosure the $250 million impairment charge has been allocated to trademarks and tradenames. Please expand your disclosure to identify which specific indefinite-lived trademarks and tradenames have been impaired and why.

5.   We note you used the same 10% discount rate for your most recent evaluation for impairment as used during your evaluation at the end of fiscal year 2008. Further we note your explanation as to why the discount rate did not change on page SVU-1026. Given the deteriorating economic environment and current forecast for these trends to continue or decline even further, please explain in detail why you believe the current level of risk in your business during fiscal 2009 is the same as that which existed at the end of fiscal 2008.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief